EXHIBIT 99.1

WGL HOLDINGS, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividends

Twelve Months Ended December 31, 2002
(Dollars in Thousands)
(Unaudited)

PRE-TAX PREFERRED STOCK DIVIDENDS:

Preferred Dividends	$1,320
Effective Income Tax Rate	0.4018
Complement of Effective Income Tax Rate (1-Tax Rate)	0.5982
Pre-Tax Preferred Dividends	$2,207

FIXED CHARGES:

Interest Expense	$44,725
Amortization of Debt Premium, Discount and Expense	541
Interest Component of Rentals	12

Total Fixed Charges	45,278
Pre-tax Preferred Dividends	2,207

Total Fixed Charges and Preferred Stock Dividends	$47,485

EARNINGS:

Net Income	$61,824

Add:
Income Taxes Applicable to Utility Operating Income	37,246
Income Taxes Applicable to Non-Utility Operating Income	3,880
Income Taxes Applicable to Other Income (Expenses)-Net	3
Total Fixed Charges	45,278

Total Earnings	$148,231

Ratio of Earnings to Fixed Charges	3.1